AD 10/15

PD 10/9

[redacted]

SEC 13025889 ON

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING ~~12/31/11~~ 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minot Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

219 North Milwaukee Street, 7th Floor
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Mitman 414-278-1120 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 North Mayfair Road, Ste. 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 10/18/13

OATH OR AFFIRMATION

I, Clifford Douglas Mitman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minot Partners LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer + CCO

Title

NOTARY PUBLIC ☆ RUTH E. LAWSON ★ STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Audited Financial Statements

Years Ended December 31, 2012 and 2011

Table of Contents

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report

To the Board of Directors
Minot Partners, LLC
Milwaukee, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Minot Partners, LLC as of December 31, 2012 and 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP.
February 9, 2013
Milwaukee, Wisconsin

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Statement of Financial Condition
December 31, 2012 and 2011

	2012	2011
ASSETS		
Current Assets:		
Cash and equivalents	$ 6,625	$ 14,923
Prepaid expenses	825	---
Total assets	$ 7,450	$ 14,923
LIABILITIES AND MEMBERS' EQUITY		
Members' Equity:		
Members' contributions	$ 30,000	$ 30,000
Retained earnings	(22,550)	(15,077)
Total members' equity	7,450	14,923
Total liabilities and members' equity	$ 7,450	$ 14,923

The accompanying notes to financial statements are an integral part of these statements.

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Statements of Operations
Years Ended December 31, 2012 and 2011

	2012	2011
Income:		
Interest income	$ 17	$ 70
Miscellaneous income	---	17
Total income	17	87
Operating Expenses:		
Insurance	860	350
Dues and subscriptions	951	530
Professional fees	2,000	2,400
Rent expense	3,679	4,500
Total operating expenses	7,490	7,780
Net loss	$ (7,473)	$ (7,693)

The accompanying notes to financial statements are an integral part of these statements.

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Statements of Changes in Members' Equity
Years Ended December 31, 2012 and 2011

	2012	2011
Members' equity, beginning balance	$ 14,923	$ 22,616
Net loss for year	(7,473)	(7,693)
Members' equity, ending balance	$ 7,450	$ 14,923

The accompanying notes to financial statements
are an integral part of these statements.

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Statements of Cash Flows
Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows From Operating Activities:		
Net loss	$ (7,473)	$ (7,693)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Prepaid expense	(825)	-
Net cash used by operating activities	(8,298)	(7,693)
Cash and equivalents, beginning of year	14,923	22,616
Cash and equivalents, end of year	$ 6,625	$ 14,923

The accompanying notes to financial statements
are an integral part of these statements.

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Notes to Financial Statements
December 31, 2012 and 2011

1. Company Description

Minot Partners, LLC (Company) is a Wisconsin corporation organized on June 24, 2010. The Company is a broker-dealer and in March 2011 became a member of the Financial Industry Regulatory Authority (FINRA). The Company limits its business to private placement/limited partnership transactions executed directly with the M&A Sell Side or Buy Side Party (product sponsor) and transacts business with solely institutional customers. The firm delivers suitability forms, subscription documents, and payment directly to the product sponsor, depending on the type of offering. The product sponsor maintains customer accounts and delivers customer funds. Its customers are primarily businesses in the United States.

2. Summary of Significant Accounting Policies

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when earned.

Income Taxes

The Company was formed as a limited liability company (LLC). Income taxes due on the taxable income of a LLC are the responsibility of the members.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. Management has evaluated its tax positions and has determined that no reserves for uncertain tax positions were required to have been recorded. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months. Tax years open for examination are 2011 and 2012.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 9, 2013 the date the financial statements were available to be distributed. There were no subsequent events that required recognition or disclosure.

3. Leased Premises

The Company leases it premises from a related party through a sublease. Rent expense for the year ended December 31, 2012 was $3,679. The rent agreement was signed on March 1, 2011 and expires on March 1, 2014. Future minimum rental payments are $3,000 for 2013 and $500 for 2014.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital and required net capital were $6,625 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.00 to 1.

5. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

MINOT PARTNERS, LLC
Milwaukee, Wisconsin

Schedule I: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2012

Net Capital Computation:	
Stockholder's equity at year end	$ 7,450
Deductions:	
Other Assets	(825)
Net capital	$ 6,625
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement (6 2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness:	
Total liabilities	$ -
Aggregate indebtedness	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$ 6,625

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Minot Partners LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Minto Partners LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report.

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
Minot Partners, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements of Minot Partners, LLC, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Minot Partners, LLC It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2013
Milwaukee, Wisconsin